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                            August 4, 2023

       Conor Fennerty
       Chief Financial Officer
       SITE Centers Corp.
       3300 Enterprise Parkway
       Beachwood, OH 44122

                                                        Re: SITE Centers Corp.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            Form 8-K filed
April 25, 2023
                                                            File No. 001-11690

       Dear Conor Fennerty:

               We have reviewed your July 26, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 13, 2023 letter.

       Form 8-K filed July 25, 2023

       Exhibit 99.1 Quarterly Financial Supplement Dated as of June 30, 2023 SITE Centers Corp. Same Store Metrics, page 12

   1. We have considered your response to our prior comment. In your response you state your belief that SSNOI at
its effective ownership interest provides investors with additional information regarding
the operating performances of comparable assets because it
                                                        excludes certain
non-cash and non-comparable items. It appears that your presentation of
                                                        SSNOI combines
consolidated results with your proportionate share of operations of unconsolidated
investees in each line item of your table. Please tell us how you applied question 100.04 of the
Compliance & Disclosure Interpretations related to Non-GAAP
                                                        measures when
considering whether this apparent use of proportionate consolidation
 Conor Fennerty
SITE Centers Corp.
August 4, 2023
Page 2
         represents a tailored accounting principle.
       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551- 3438 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameConor Fennerty                        Sincerely,
Comapany NameSITE Centers Corp.
                                                        Division of Corporation
Finance
August 4, 2023 Page 2                                   Office of Real Estate &
Construction
FirstName LastName